UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41369

Osisko Gold Group Inc.

(Translation of registrant’s name into English)

155 University Avenue, Suite 1450, Toronto, Ontario, M5H 3B7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit

99.1	Osisko Gold Group Inc. - Notice of Change in Corporate Structure dated July 20, 2026

99. 2	Osisko Gold Group Inc. - Form 51-102F3 Material Change Report dated July 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Osisko Gold Group Inc.
(Registrant)

Date: July 20, 2026	/s/ Laurence Farmer
Laurence Farmer
General Counsel and Vice President Strategic Development